Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen Municipal High Income Opportunity Fund

811-21449



The Board of the above referenced Fund approved changes to the Funds investment policies allowing the Fund to invest up to 75% of its managed assets in securities rated BBB or lower. See the press release dated 9/25/17 posted on the Nuveen website through the following link:
https://www.nuveen.com/Home/Documents/Default.aspx?fileId=72749